SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GENCOR INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	59-0933147
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5201 North Orange Blossom Trail Orlando, Florida	32810
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $.10 per share	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

The following summarizes the material terms of the capital stock of Gencor Industries, Inc., (the “Registrant”).

GENERAL

The authorized capital stock of the Registrant consists of 15,000,000 shares of Common Stock, par value $.10 per share, 7,967,372 shares of which are outstanding as of November 27, 2007; 6,000,000 shares of Class B Stock, par value $.10 per share, 1,642,998 shares of which are outstanding as of November 27, 2007; and 300,000 shares of Preferred Stock, par value $.10 per share, none of which are outstanding as of November 27, 2007.

RIGHTS OF THE COMMON STOCK AND CLASS B STOCK

Voting Rights

Each share of Class B Stock entitles the holder thereof to one vote on all matters submitted to shareholders, except that holders of Common Stock shall have the right, voting as a class, to elect approximately 25 percent of the Board of Directors and the holders of Class B Stock shall have the right, voting as a class, to elect approximately 75 percent of the Board of Directors. Where adjustment is required, the holders of Class B Stock are entitled to elect 75 percent of the Board of Directors calculated to the nearest whole number rounding any fractional number of five-tenths or more to the next highest whole number, and the holders of Common Stock will be entitled to elect the balance of the directors.

The Certificate of Incorporation provides that holders of Common Stock and Class B Stock vote separately as a class on (i) any merger or consolidation of the Registrant with or into any other corporation; or any sale, lease, exchange, or other disposition of all or substantially all of the Registrant’s assets to or with any other person except where such merger or transaction is with a majority-owned subsidiary of the Registrant; or any dissolution of the Registrant; (ii) any additional issuance of shares of Class B Stock other than in connection with stock splits and stock dividends on shares of Class B Stock or the exercise of stock options by holders of Class B Stock; (iii) any modification, alteration or amendment to the Certificate of Incorporation; and (iv) on any other matters requiring a separate vote by classes provided for under the Delaware General Corporation Law.

Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if the Registrant receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present.

Dividends and Distributions (Including Distributions Upon Liquidation of the Registrant)

Holders of Common Stock and Class B Stock are entitled to receive cash dividends at the same rate if and when declared by the board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. With respect to distributions other than cash dividends, all other distributions, including stock dividends and all other distributions and rights including distributions upon liquidation, the Common Stock and Class B Stock will rank equally and have the same rights, except that stock dividends and stock splits of the Common Stock and the Class B Stock will be payable or made to the holders of each such class only in the shares of such class.

Restrictions on Transfers of Class B Stock (Conversion of Class B Stock into Common Stock)

As more fully described below, the Class B Stock is not transferable as Class B Stock except to certain eligible transferees including such holder’s spouse, certain of such holder’s relatives, certain trusts established for their benefit, corporations and partnerships principally owned by such holders, their relatives and such trusts, charitable organizations and such holder’s estate. Accordingly, there is no trading market for shares of Class B Stock.

Other than pursuant to conversions into Common Stock as described below, the holder of shares of Class B Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment, or otherwise) only to a permitted transferee (a “Permitted Transferee”) defined generally as follows:

(i) The spouse of the holder of such Class B Stock;

(ii) Any lineal descendant of a grandparent of such holder of Class B Stock, including adopted children, and any spouse of such lineal descendant (said descendants, together with such shareholder and such shareholder’s spouse, being hereinafter referred to as “such Class B Shareholder’s Family Members”);

(iii) A trust principally for the benefit of such Class B Shareholder’s Family Members and charitable organizations;

(iv) Any charitable organization;

(v) A partnership or corporation, a majority of the beneficial ownership of which is owned by such holder of Class B Stock and/or one or more of his or her Permitted Transferees; and

(vi) The estate of such holder of Class B Stock.

Shares of Class B Stock held by a partnership or corporation may be transferred to a person who transferred such shares to such partnership or corporation (and to such person’s Permitted Transferees). Shares of Class B Stock may, upon certain circumstances, also be transferred by a corporation or by a partnership to its partners or shareholders, as applicable. Shares held by trusts which are irrevocable at the time of issuance of the Class B Stock may be transferred to any person to whom or for whose benefit principal may be distributed under the terms of the trust and such person’s Permitted Transferees. Shares held by all other trusts may be transferred to the person who established such trust and such person’s Permitted Transferees. Shares held by estates of Class B shareholders may be transferred to Permitted Transferees of such Class B shareholders.

Any transfer of shares of Class B Stock not permitted under the Restated Certificate of Incorporation shall result in the conversion of the transferee’s shares of Class B stock into shares of Common Stock, effective as of the day on which certificates representing such shares are presented for transfer on the books of the Registrant.

Conversion Rights Applicable to Class B Stock

The Class B Stock will be convertible on a share for share basis at all times other than while the stock transfer books of the Registrant are closed for any purpose. Any shares surrendered for conversion while the stock transfer books are closed shall be converted immediately upon reopening the stock transfer books as of the day such shares were surrendered for conversion. Holders of Common Stock are not entitled to exchange or otherwise convert shares of Common Stock into shares of Class B Stock. Shares of Class B stock are also subject to conversion in the event of presentation for transfer to other than a Permitted Transferee, as outlined above, and automatic conversion as outlined below.

Automatic Conversion of Class B Stock

All shares of outstanding Class B Stock will be converted into shares of Common Stock on a share for share basis automatically and without further action of the board of directors or the holders thereof if at any time (i) the number of outstanding shares of Class B Stock as reflected on the stock transfer books of the Registrant falls below 100,000 shares, or (ii) the board of directors and the holders of a majority of the outstanding shares of the Class B Stock approve the conversion of all of the outstanding shares of the Class B Stock into Common Stock. In the event of such conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent a like number of shares of Common Stock.

Other

The currently outstanding Common Stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of stock of the Registrant of any class or any other securities convertible into shares of stock of the Registrant. The Registrant delivers to the holders of Class B Stock the same information and reports which it delivers to holders of Common Stock. The Registrant expects the Common Stock to remain registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but does not intend to register the Class B Stock under the Securities Act of 1933, as amended or the Exchange Act, unless such registration is required by law.

PREFERRED STOCK

The Board of Directors may, without further action by the Registrant’s stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Registrant before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Registrant’s securities or the removal of incumbent management. The Board of Directors, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect holders of shares of Common Stock. As of the date of this filing, there are no shares of Preferred Stock outstanding, and the Registrant has no present intention to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER AND BY-LAWS AND OF DELAWARE LAW

Charter and By-Laws

The Restated Certificate of Incorporation authorizes the directors to issue, without stockholder approval, shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions of such preferences and rights) of the shares of each such series. The Restated Certificate of Incorporation and By-laws provide that special meetings of the Registrant’s stockholders may be called only by the President, and shall be called by the President or Secretary at the request of a majority of the directors or at the request in writing of the holder of a majority of the shares of stock of the Registrant issued and outstanding and entitled to vote at any meeting at which the directors of the Registrant are elected. The By-laws also require a stockholder to provide to the Secretary of the Registrant advance notice of business to be brought by such stockholder before any annual or special meeting of stockholders as well as certain information regarding such stockholder and others known to support such proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of the outstanding stock of the Registrant until the next stockholders’ meeting.

The rights of the holders of Class B Stock to elect approximately 75 percent of the directors and the requirement that certain mergers, consolidations, sales of assets, and other matters be approved by the affirmative vote of a majority of the outstanding Common Stock and the affirmative vote of a majority of the outstanding Class B Stock, in each case voting separately as a class, may have a deterrent effect on takeover attempts.

Delaware Anti-Takeover Statute

We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding: (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and the affiliates and associates of any such person.

Item 2.	Exhibits.

3.1	Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to Registration No. 33-627).

3.2	Amended and Restated Bylaws of the Registrant (filed herewith).

3.3	Certificate of Amendment to Certificate of Incorporation, changing name of Mechtron International Corporation to Gencor Industries, Inc. and adding a “twelfth” article regarding director liability limitation (filed herewith).

3.4	Certificate of Amendment to Certificate of Incorporation, regarding the Registrant’s capital stock (filed herewith).

4.1	Form of Common Stock certificate, incorporated by reference to Exhibit 4.1 to Registration No. 33-627.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GENCOR INDUSTRIES, INC.

By:	/s/ Scott W. Runkel
Scott W. Runkel
Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: December 17, 2007